UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 29, 2014

EL PASO PIPELINE PARTNERS, L.P.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-33825 (Commission File Number)	26-0789784 (I.R.S. Employer Identification No.)

1001 Louisiana Street, Suite 1000
Houston, Texas 77002
(Address of principal executive offices, including zip code)

713-369-9000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01     Other Events.
As previously reported in El Paso Pipeline Partners, L.P.’s Current Report on Form 8-K filed on August 12, 2014, Kinder Morgan, Inc. (KMI) has entered into a separate Agreement and Plan of Merger with each of Kinder Morgan Energy Partners, L.P. (KMP), Kinder Morgan Management, LLC (KMR) and El Paso Pipeline Partners, L.P. (EPB), pursuant to which KMI will acquire directly or indirectly all of the outstanding common units of KMP and EPB and all of the outstanding shares of KMR that KMI and its subsidiaries do not already own. The mergers and the other transactions contemplated by each of these merger agreements are collectively referred to as the “Transactions.” At the effective time of the mergers, (i) each publicly held KMR share will be converted into the right to receive 2.4849 shares of KMI common stock, (ii) through the election and proration mechanisms in the KMP merger agreement, on average, each common unit held by a public KMP unitholder will be converted into the right to receive 2.1931 shares of KMI common stock and $10.77 in cash, and (iii) through the election and proration mechanisms in the EPB merger agreement, on average, each common unit held by a public EPB unitholder will be converted into the right to receive 0.9451 shares of KMI common stock and $4.65 in cash. The consummation of each merger is contingent on the consummation of the other two mergers.  KMI included each of KMP, KMR and EPB in its historical consolidated financial statements and will continue to include such entities in its consolidated financial statements after the completion of the Transactions.  As described in Item 9.01(b) below, this Form 8-K includes, in Exhibit 99.1, KMI’s pro forma financial information to give effect to the impacts related to the above Transactions, which Exhibit 99.1 is incorporated into this Item 8.01 by reference.
Set forth below are certain risk factors relating to the EPB merger. Realization of any of the risks described below could have a material adverse effect on KMI’s, EPB’s or the combined organization’s respective businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective securities.
The mergers that are part of the Transactions are contingent upon each other, and the EPB merger is subject to other substantial conditions and may not be consummated even if the required KMI stockholder and EPB shareholder approvals are obtained.
Completion of the EPB merger is contingent upon completion of the KMP merger and the KMR merger, and vice versa. No merger will occur unless all three mergers occur. The KMP and KMR mergers are subject to the satisfaction or waiver of their own conditions, including approval of merger agreements by KMP’s unitholders and KMR’s shareholders, some of which are out of the control of KMI and all of which are out of the control of EPB. Further, KMI’s stockholders must approve an amendment to KMI’s certificate of incorporation to increase the number of authorized shares of KMI common stock and must approve the issuance of KMI common stock in the three mergers.
The EPB merger agreement contains other conditions that, if not satisfied or waived, would result in the EPB merger not occurring, even though the KMI stockholders and the EPB unitholders may have voted in favor of the merger-related proposals presented to them. Satisfaction of some of these other conditions to the EPB merger, such as receipt of required regulatory approvals, is not entirely in the control of KMI or EPB. In addition, KMI and EPB can agree not to consummate the EPB merger even if all stockholder and unitholder approvals have been received. The closing conditions to the EPB merger may not be satisfied, and KMI or EPB may choose not to, or may be unable to, waive an unsatisfied condition, which may cause the EPB merger not to occur.
Because the exchange ratio is fixed and because the market price of KMI common stock will fluctuate prior to the consummation of the EPB merger, EPB unitholders who receive KMI common stock as part of the merger consideration cannot be sure of the market value of the KMI common stock they will receive in the EPB merger until the effective time of the EPB merger.

EPB unitholders who either make a stock election, mixed election or no election or who make a cash election that is subject to proration will receive KMI common stock as part of the merger consideration. The market value of the KMI common stock that such EPB unitholders will receive in the EPB merger will depend on the trading price of the KMI common stock as of the effective time of the EPB merger. The exchange ratio that determines the number of shares of KMI common stock that EPB unitholders will receive in the EPB merger is fixed. This means that there is no mechanism contained in the EPB merger agreement that would adjust the number of shares of KMI common stock that EPB unitholders will receive based on any decreases in the trading price of the KMI common stock. If the KMI common stock price as of the effective time of the EPB merger is less than the KMI common stock price as of the date that the EPB merger agreement was signed, then the market value of the consideration received by EPB unitholders will be less than contemplated at the time the EPB merger agreement was signed.
KMI common stock price changes may result from a variety of factors, including general market and economic conditions, market expectations regarding the impact of the Transactions on KMI’s future financial performance, conditions affecting its industry generally or those of its customers, changes in KMI’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond KMI’s and EPB’s control.
EPB unitholders may not receive the amount of cash consideration or stock consideration they elected to receive due to proration and adjustment, and therefore such unitholders may receive consideration having an aggregate value that is less than the aggregate value of consideration they elected to receive.

EPB unitholders who make either a cash election or a stock election will be subject to proration if EPB unitholders, in the aggregate, elect to receive more or less cash consideration than the aggregate amount of cash consideration to be paid in the EPB merger. Accordingly, some of the consideration EPB unitholders receive in the EPB merger may differ from the type of consideration they elected to receive. The relative proportion of KMI common stock and cash that an EPB unitholder receives in the merger also may have an aggregate value that is higher or lower than the relative proportion of stock and cash that the EPB unitholder elected to receive.

The tax liability of an EPB unitholder as a result of the EPB merger could be more than expected.

As a result of the EPB merger, an EPB unitholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and its adjusted tax basis in its EPB common units. EPB unitholders who either make the stock election, mixed election or no election or who make a cash election that is subject to proration will receive KMI common stock as part of the merger consideration. Because the value of any KMI common stock received in the EPB merger will not be known until the effective time of the merger, an EPB unitholder who receives KMI common stock as full or partial consideration for its EPB common units will not be able to determine its amount realized, and therefore its taxable gain or loss, until such time. In addition, because prior distributions in excess of an EPB unitholder’s allocable share of EPB’s net taxable income decrease such EPB unitholder’s tax basis in its EPB common units, the amount, if any, of such prior excess distributions with respect to such EPB common units will, in effect, become taxable income to an EPB unitholder if the aggregate value of the consideration received in the EPB merger is greater than such EPB unitholder’s adjusted tax basis in its EPB common units, even if the aggregate value of the consideration received in the EPB merger is less than such EPB unitholder’s original cost basis in its EPB common units. Furthermore, a portion of this gain or loss, which portion will likely be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by EPB and its subsidiaries.
The tax liability of an EPB unitholder as a result of the EPB merger may exceed the cash received by such unitholder in the EPB merger.

The receipt of KMI common stock, cash or a combination of KMI common stock and cash by EPB unitholders in exchange for EPB common units in the EPB merger will be treated as a taxable sale by such unitholders of such common units for U.S. federal income tax purposes. The amount of gain or loss recognized by each EPB unitholder in the EPB merger will vary depending on each EPB unitholder’s particular situation, including the amount of any cash and the fair market value of any KMI common stock received by such unitholder in the EPB merger, the adjusted tax basis of the EPB common units exchanged by such unitholder in the EPB merger and the amount of any suspended passive losses that may be available to a particular unitholder to offset a portion of the gain recognized by such unitholder. The amount of cash received by each EPB unitholder in the EPB merger will vary depending on whether such unitholder makes a stock, cash or mixed election, and whether such unitholder’s cash election or stock election is subject to proration and adjustment. Consequently, the gain recognized for U.S. federal income tax purposes by a EPB unitholder in the EPB merger may result in a tax liability in excess of the cash received by such unitholder in the EPB merger.
EPB is subject to provisions that limit its ability to pursue alternatives to the EPB merger and could discourage a potential competing acquirer of EPB from making a favorable alternative transaction proposal.

Under the EPB merger agreement, EPB is restricted from entering into alternative transactions. Unless and until the EPB merger agreement is terminated, subject to specified exceptions, EPB is restricted from soliciting, initiating, knowingly facilitating, knowingly encouraging or knowingly inducing or negotiating, any inquiry, proposal or offer for a competing acquisition proposal with any person. Under the EPB merger agreement, in the event of a potential change by the EPGP conflicts committee or the EPGP board of its recommendation with respect to the proposed EPB merger in light of an alternative proposal where the failure to make such change of recommendation would be inconsistent with the best interests of EPB, EPB must provide KMI with three days’ notice to allow KMI to propose an adjustment to the terms and conditions of the EPB merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of EPB from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per unit market value than the market value proposed to be received or realized in the EPB merger.

All directors and certain executive officers of EPGP have certain interests that are different from those of EPB unitholders generally.
All directors and certain executive officers of EPGP have interests that may be different from, or be in addition to, the interests of unitholders of EPB generally.
The KMI common stock to be received by EPB unitholders as a result of the EPB merger has different rights from EPB common units.
Following completion of the EPB merger, EPB unitholders will no longer hold EPB common units, but will instead be stockholders of KMI. KMI is a corporation, and EPB is a limited partnership. There are important differences between the rights of EPB unitholders and the rights of KMI stockholders.
KMI and the other parties will incur substantial transaction-related costs in connection with the Transactions.
KMI and the other parties to the Transactions, including EPB, expect to incur a number of non-recurring transaction-related costs associated with completing the Transactions, which are currently estimated to total approximately $90 million, excluding expenses associated with expected financings, which expenses could be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. There can be no assurance that the elimination of certain costs due to the fact that KMP, KMR and EPB will no longer be public companies will offset the incremental transaction-related costs over time. Thus, any net cost savings may not be achieved in the near term, the long term or at all.
Failure to complete, or significant delays in completing, the EPB merger could negatively affect the trading prices of KMI common stock and EPB common units and the future business and financial results of KMI and EPB.

Completion of the EPB merger is not assured and is subject to risks, including the risks that approval of the EPB merger by the EPB unitholders or by governmental agencies is not obtained or that other closing conditions are not satisfied. If the EPB merger is not completed, or if there are significant delays in completing the EPB merger, the trading prices of KMI common stock and EPB common units and the respective future business and financial results of KMI and EPB could be negatively affected, and each of them will be subject to several risks, including the following:

•	the parties may be liable for damages to one another under the terms and conditions of the EPB merger agreement;

•
negative reactions from the financial markets, including declines in the prices of KMI common stock or EPB common units due to the fact that current prices may reflect a market assumption that the EPB merger will be completed;

•
having to pay certain significant costs relating to the EPB merger; and the attention of management of KMI and EPB will have been diverted to the EPB merger rather than each company’s own operations and pursuit of other opportunities that could have been beneficial to that company.

If the EPB merger is approved by EPB unitholders, the date that those unitholders will receive the merger consideration is uncertain.

As described in this proxy statement/prospectus, completing the proposed merger is subject to a number of conditions, not all of which are controllable or waiveable by KMI or EPB. Accordingly, if the proposed merger is approved by EPB unitholders, the date that those EPB unitholders will receive the merger consideration depends on the completion date of the EPB merger, which is uncertain.
IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S‑4, which contains a preliminary proxy statement for KMI and a preliminary proxy statement/prospectus for each of KMP, KMR and EPB The Registration Statement has not yet been declared effective by the SEC. Each of KMI, KMP, KMR and EPB plan to mail to their respective security holders, as applicable, a proxy statement or proxy statement/prospectus in connection with the Proposed Transactions following the Registration Statement being declared effective by the SEC. The registration statement, the preliminary KMI proxy statement and each preliminary proxy statement/prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. Investors and security holders are urged to read CAREFULLY the Registration Statement, THE APPLICABLE PROXY STATEMENT OR Proxy Statement/Prospectus AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE KMI PROXY STATEMENT AND EACH DEFINITIVE PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT/PROSPECTUS.
Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713)-369-9490 or by email at km_ir@kindermorgan.com.
NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013 and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.
CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS
Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013 and other subsequent filings with the SEC. KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.

Item 9.01     Financial Statements and Exhibits.

(b)	Pro Forma Financial Information.
The Unaudited Pro Forma Condensed Combined Balance Sheet of Kinder Morgan, Inc. as of June 30, 2014 and the Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2014 and the year ended December 31, 2013 and Notes thereto are attached hereto as Exhibit 99.1 and incorporated herein by reference.

(d)	Exhibits.

99.1
Unaudited Pro Forma Condensed Combined Balance Sheet of Kinder Morgan, Inc. as of June 30, 2014 and the Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2014 and the year ended December 31, 2013 and Notes thereto.

S I G N A T U R E

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EL PASO PIPELINE PARTNERS, L.P.

By:	EL PASO PIPELINE GP COMPANY, L.L.C.,
its general partner

Dated: August 29, 2014	By:	/s/ Kimberly A. Dang
Kimberly A. Dang Vice President